

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2018

Andrew V. Masterman
Chief Executive Officer
BrightView Holdings, Inc.
401 Plymouth Rd., Suite 500
Plymouth Meeting, PA 19462-1646

  Re: BrightView Holdings, Inc.
    Draft Registration Statement on Form S-1
    Submitted April 2, 2018
    CIK Number 0001734713

Dear Mr. Masterman:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed on

Market, Ranking and Other Industry Data, page ii

1. We note your disclosure that portions of the prospectus are based on information attributed to IBISWorld. If you commissioned any research or reports for use in the Registration Statement, please file the consent of IBISWorld as an exhibit. Refer to Securities Act Rule 436.

Prospectus Summary, page 1

2. Please balance your presentation of "Adjusted EBITDA margin" of 12.5% with the most

directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

3. Please revise this section and throughout your prospectus to provide further information about the company's indebtedness. When the offering amounts have been added, provide information quantifying the amount of indebtedness you expect to retire and the expected impact of the remaining debt and covenant compliance on the company following the offering.

Differentiated Quality and Expertise of Employee Base, page 5

4. Please provide support for your statement that you have one of the longest tenured and most experienced employee base[s] in the industry.

Demonstrated M&A Capabilities, page 6

5. Please balance this discussion by quantifying the integration costs to date and estimated to complete the integration of these six acquisitions.

The Offering
Controlled Company, page 11

6. Please revise the summary disclosure to include the percentage of the company's voting power that will be controlled by the Sponsors following the offering.

Use of Proceeds, page 42

7. You state you intend to use proceeds to repay certain indebtedness. Please disclose the interest rate and maturity date of the indebtedness to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.

Selected Historical Consolidated Financial Data, page 48

8. We note your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Refer to the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, Question No. 102.07, updated on April 4, 2018. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated, or revise your computation.

9. We note your use of Free Cash Flow as a supplemental measure. Please revise your description of its usefulness to ensure that it does not imply that the measure represents the residual cash flow available for discretionary purposes since it excludes material mandatory expenditures such as accelerated debt principal payments. Refer to Question 102.07 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

Trends and Other Factors Affecting Our Business
Acquisitions, page 56

10.   You attribute certain reasons for changes in fiscal year 2016 results of operations to "disruption in our business caused by integration efforts following the ValleyCrest Acquisition and other prior initiatives." Please briefly describe the nature of the disruption and discuss the extent to which that disruption is or is not representative of the potential costs and challenges in integrating subsequent and future acquisitions.

Management's Discussion and Analysis of Financial Condiition and Results of Operations
Results of Operations, page 57

11.   We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that net service revenues fluctuations are attributed to the fluctuations in maintenance and development revenues, but at the segment level, you do not quantify all the reasons for the fluctuations when you use terms such as "partially offset', or "in addition". Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section.

12.   In light of the materiality of costs of services provided to your operations and their impact on profitability, please expand your MD&A disclosure to specifically address the facts and circumstances responsible for changes in the levels of costs of services during all periods presented for both the consolidated and segment level. Your revised discussion should quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary from period to period. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating profits. In addition, the impact of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted).

Critical Accounting Policies
Note 2. Summary Of Significant Accounting Policies
Accounts Receivable, page F-9

13.   We note that accounts receivable includes customer balances that will not be collected until completion of the project or as otherwise specified in the contract. We also note per page 88 that contracts can vary in length from 2-3 months to up to 2-3 years. Please tell us whether there are any amounts included in this line item that are expected to be collected after one year and your basis for their classification as a current asset.

Revenue Recognition, page F-11

14.   We note that for Development Services, revenue is recognized using the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost for each contract. The full amount of anticipated losses on contracts is recorded as soon as such losses can be estimated. Changes in job performance, job conditions, and estimated profitability, including final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined. It is unclear what, if any, impact such changes in cost or revenue estimates have had on your results of operations within a period or across periods. In this regard, if material, please revise the notes to the your financial statements to quantify the impact of changes in estimate on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates. See guidance in ASC 250-10-50-4 and ASC 605-35-50-9.

Note 9. Long-Term Debt, page F-17

15.   Based on your dividend policy as described on page 40, we note that you do not intend to pay dividends. As indicated on page 29, your current indebtedness imposes restrictions on your ability to pay dividends by the terms of the existing borrowings. Please note that in accordance with the requirements of Rule 4-08(e)(1) of Regulation S-X, the notes to the financial statements should disclose the nature of any restrictions on the Company's ability to pay dividends. Please revise this note to clarify the nature and terms of any such restrictions.

Note 18. Segments, page F-30

16.   We note that you report two segments, Maintenance Services and Development Services. Please tell us whether you have aggregated operating segments into these reportable segments, and if so, your consideration of ASC 280-10-50-11 with regard to similar economic characteristics of the services aggregated.

17.   We note that the CODM evaluates the performance of the company's reportable segments based on Adjusted EBITDA, among other measures. Please disclose all measures reported to the CODM for purposes of making decisions about allocating resources and assessing its performance in accordance with ASC 280-10-50-27.

You may contact Effie Simpson at 202-551-3307 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.

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